
03029582

GUS

Ref: PGC/ltop/adr0803

8 August 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

SEC MAIL RECEIVED AUG 25 2003 WASH, D.C. 167

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 28 June to date together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
28 JUNE 2003 TO 8 AUGUST 2003

COMPANIES HOUSE FILINGS			
•	30 June 2003	-	Forms 88(2) re allotment of shares *
•	4 July 2003	-	Annual Report and Financial Statements 2003 and Shareholder Circular 2003 (copies provided under cover of my letter of 27 June 2003)
•	7 July 2003	-	Form 88(2) re allotment of shares *
•	7 July 2003	-	Form 88(2) re allotment of shares *
•	14 July 2003	-	Forms 88(2) re allotment of shares *
•	18 July 2003	-	Form 88(2) re allotment of shares *
•	25 July 2003	-	Forms 88(2) re allotment of shares *
•	31 July 2003	-	Resolutions 10 to 14 as passed at the Annual General Meeting of the Company held on 23 July 2003 (copies provided within the Shareholder Circular sent under cover of my letter of 27 June 2003)
•	4 August 2003	-	Forms 88(2) re allotment of shares *

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)			
•	3 July 2003		Director shareholding
•	8 July 2003	-	Additional Listing
•	14 July 2003	-	Burberry Group plc – first quarter trading update
•	14 July 2003	-	Holdings in Company
•	21 July 2003	-	Additional Listing
•	22 July 2003	-	Additional Listing
•	23 July 2003	-	GUS plc – first quarter trading update
•	23 July 2003	-	Additional Listing
•	24 July 2003	-	Additional Listing
•	24 July 2003	-	Director shareholding
•	25 July 2003	-	Additional Listing
•	28 July 2003	-	Additional Listing
•	31 July 2003	-	Additional Listing
•	1 August 2003	-	Additional Listing
•	5 August 2003	-	Burberry Group plc Board changes
•	8 August 2003	-	Block listing returns

PAUL COOPER
8 AUGUST 2003

82 5017

Ref: PGC/klf

30 June 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number 146575

:ompany name in full GUS plc

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
'ate or period during which har were allotted *f shares were allotted on one date nter that date in the "from" box.)*	30	04	2003			

:lass of shares *ırdinary or preference etc)*	Ordinary		
lumber allotted	3,998		
'ominal value of each share	25p		
mount (if any) paid or due on each hare *(including any share premium)*	£3.7570		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be eated as paid up			

onsideration for which ıe shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ıntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff

82 5017

Ref: PGC/arep2003

4 July 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

GUS plc - 146575

I enclose the following in respect of the above company:-

- the Annual Report and Financial Statements 2003 (duly signed on pages 33, 50, 53, 56 and 57); and
- a copy of the Shareholder Circular which contains the Notice of our 2003 Annual General Meeting.

The completed Annual Return for 2003 and filing fee will be forwarded in September.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

Registered in England No. 146575

82 5017



Ref: PGC/klf

7 July 2003

34GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.



PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	3	7	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	218,182	14,295	
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached list	Class of shares allotted	Number allotted
Address	Ordinary	232,477
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 53

Signed [signature] Date 7-7-03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA
ESP/Ex-C/CS/7913 Tel 0161 273 8282
DX number DX exchange

82507

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

7 July 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.


PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	27	06	2003			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,985		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Peter Jones Address 4 Pennycuik, Pound Hill Gr Brickhill, Milton Keynes UK Postcode M K 1 7 9 A F	Ordinary	7,985
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7,985

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Dava Morris. Date 3 July 2003

A director / secretary / ~~administrator~~ / administrative receiver / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Wood ; GUS plc, Universal House ;
Devonshire Street ; Manchester ; M60 1XA
ESP-EXEC./LD/2498 Tel: 01903 833421
DX number DX exchange

825017



GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

14 July 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,862		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7670 (6 corrected to 5)		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	Ordinary	7,862
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,862
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Morris Date 14 July 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,	
Devonshire House, Manchester, M60 1XA	
ESP-EXEC./SK/2613	Tel: 0161 273 8282
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

)at r period during which ha were allotted
If shares were allotted on one date 'nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	07	2| 0| 0| 3	|	|	| | |

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	
lumber allotted	7,059	62,200	
lominal value of each share	25p	25p	
\mount (if any) paid or due on each ;hare *(including any share premium)*	£6.5300	£3.7570	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	Ordinary	69,259
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	69,259
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 14 July 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SK/2613 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	196,636	13,273	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 209,909
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 47

igned Davra Mathis Date 14 Aug 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the ɜrson Companies House should ɔntact if there is any query.

P G Cooper GUS Plc Universal House Devonshire Street
Manchester M60 1XA
ESP/Ex-C/CS/7955 Tel 0161 273 8282
DX number DX exchange

82 5017



GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

18 July 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS Plc

1 of 1

;hares allotted (including bonus shares):

)ate or period during which hares were allotted
If s[illegible]es were allotted on one date inter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	07	2003			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Jumber allotted	111,427	8,103	
Jominal value of each share	25p	25p	
\mount (if any) paid or due on each ;hare *(including any share premium)*	384p	523p	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly ;tamped particulars on Form 88(3) if the :ontract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 119,530
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 27

Signed David Morris Date 18 July 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA

ESP/Ex-C/CS/7989 Tel 0161 273 8282

DX number DX exchange

82 5017



US plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Ref: chcorres.pgc.roc88(2)

25 July 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
)at r period during which hares were allotted *If shares were allotted on one date ·nter that date in the "from" box.)*	14	07	2003	15	07	2003

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	
\umber allotted	16,040	19,218	
\ominal value of each share	25p	25p	
\mount (if any) paid or due on each ;hare *(including any share premium)*	£6.127	£6.53	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

⁄o that each share is to be reated as paid up			

:onsideration for which he shares were allotted *This information must be supported by he duly stamped contract or by the duly ·tamped particulars on Form 88(3) if the ·ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Ordinary	35,258
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	35,258

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Dava Morris Date 25 July 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/ 2701 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

IFP O83

ompany Number: 146575

ompany name in full: GUS plc

---

ares allotted (including bonus shares):

it[illegible] period during which ares were allotted (shares were allotted on one date ter that date in the "from" box.)	From			To		
	Day	Month	Year	Day	Month	Year
	20	05	2003	27	05	2003

ass of shares (rdinary or preference etc)	Ordinary	Ordinary	Ordinary
umber allotted	53,234	12,547	7,099
ominal value of each share	25p	25p	25p
nount (if any) paid or due on each are *(including any share premium)*	£3.7570	£5.2600	£6.1270

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted
(his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Ordinary	72,880
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	72,880

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25 July 2003

A director / secretary / ~~administrator / administrative receiver /~~ receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/2677 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


88(2)

Return of Allotment of Shares

HFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,160	10,122	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.53	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 18,282
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 18,282

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned David Moore Date 25 July 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/2726 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

Company Number: 146575

Company name in full: GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	95,221	8,463	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 103,684
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 25

Signed David Morris Date 25 July 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA
ESP/Ex-C/CS/8016 Tel 0161 273 8282
DX number DX exchange

82 S017

GUS

Ref: chcorres.pgc.roc88(2)

4 August 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

US plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

;hares allotted (including bonus shares):

)ate or period during which hares were allotted ('f s[illegible]es were allotted on one date nter that date in the "from" box.)	From	To
	Day 17 Month 07 Year 2003	Day Month Year

:lass of shares ()rdinary or preference etc)	Ordinary		
lumber allotted	1033		
lominal value of each share	25p		
mount (if any) paid or due on each hare *(including any share premium)*	653p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up			

onsideration for which e shares were allotted
('his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ›ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 1033
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1033

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Meers **Date** 4 August 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./AM2740 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

;hares allotted (including bonus shares):

'ate or period during which
ha[illegible] were allotted
f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	07	2003	22	07	2003

:lass of shares *›rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	666	12,903	16,346
'ominal value of each share	25p	25p	25p
mount (if any) paid or due on each ıare *(including any share premium)*	£3.7570	£6.1270	£6.5300

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up			

onsideration for which ıe shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ›ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address: 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Ordinary	29,915
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	TOTAL	29,915

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Mitts Date 4 August 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./DW2761 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

;HFPO83

;ompany Number	146575
;ompany name in full	GUS plc

;hares allotted (including bonus shares):

'ate or period during which ha[illegible] were allotted
f sh[illegible]es were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	07	2003			

:lass of shares *ırdinary or preference etc)*	Ordinary	Ordinary	
umber allotted	32,690	16,845	
ominal value of each share	25p	25p	
mount (if any) paid or due on each ıare *(including any share premium)*	£3.757	£6.53	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

, that each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by ə duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	Ordinary	49,535
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	49,535
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 4 August 2003

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager ~~/ receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,	
Devonshire House, Manchester, M60 1XA	
ESP-EXEC./VAM/2764	Tel: 0161 273 8282
DX number	DX exchange



PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

;hares allotted (including bonus shares):

)ate or period during which
:ha[illegible] were allotted
*If sh[illegible]es were allotted on one date
›nter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	2|4	0|7	2| 0| 0| 3	|	|	|||

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	
\umber allotted	8,968	14,273	
\ominal value of each share	25p	25p	
\mount (if any) paid or due on each ;hare *(including any share premium)*	£6.53	£3.7570	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be :reated as paid up			

:onsideration for which
he shares were allotted
*'This information must be supported by
he duly stamped contract or by the duly
;tamped particulars on Form 88(3) if the
:ontract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address: 12 Tokenhouse Yard	Ordinary	23,241
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	23,241
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned David Morris Date 4 August 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HF2798 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

;hares allotted (including bonus shares):

)ate or period during which ha[illegible] were allotted
'f s[illegible]es were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	07	2003			

:lass of shares *ɔrdinary or preference etc)*	Ordinary	Ordinary	
lumber allotted	26,028	8,236	
lominal value of each share	25p	25p	
ımount (if any) paid or due on each hare *(including any share premium)*	£6.53	£6.127	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

⁄o that each share is to be reated as paid up			

:onsideration for which ıe shares were allotted
This information must be supported by ıe duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ʼlames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 34,264
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 34,264

Please enter the number of continuation sheet(s) (if any) attached to this form :

ʼgned [signature] Date 4 August 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ʼase give the name, address, ʼephone number and, if available, ʼX number and Exchange of the ʼson Companies House should ʼtact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC./VAM/2818 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number | 146575

:ompany name in full | GUS plc

;hares allotted (including bonus shares):

)ate or period during which
hares were allotted
*If s[illegible]es were allotted on one date
nter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	30	07	2003			

:lass of shares *ordinary or preference etc)*	Ordinary		
lumber allotted	7,985		
lominal value of each share	25p		
,mount (if any) paid or due on each hare *(including any share premium)*	£3.7570		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

t[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be eated as paid up			

onsideration for which
ie shares were allotted
*'his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ıntract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address: 12 Tokenhouse Yard	Ordinary	7,985
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,985
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

gned David Mattes Date 4 August 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SS/2845 Tel: 0161 273 8282
DX number DX exchange

82 5017



Ref: PGC/14rns03

3 July 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 277 4064
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	334873
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 2 July 2003, Towers Perrin Share Plan Services (Guernsey) Limited purchased 1,000,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust No. 3 at a price of 675.24p per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

Exemption number 82-5017

RNS Number:3097N
GUS PLC
08 July 2003

RNS announcement 2942N released at 12.36 on 8 July 2003 was released with the incorrect headline 'Purchase of own Securities' this should have read ' Additional Listing'. The content of the announcement remains unaltered.

GUS PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 291,120 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 72,780 shares to be issued under the 1998 Approved Share Option Scheme and 218,340 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

Burberry Group plc

First Quarter Trading Update

14 July 2003. Burberry Group plc reports on trading for its first quarter ended 30 June 2003.

Highlights

- Total revenues increased by 18%, 17% underlying*
- Retail sales up 21% on an underlying basis, driven by new stores
- High single digit wholesale sales growth anticipated for the Autumn/ Winter 2003 season; wholesale revenue increased 5% in the quarter
- Licensing revenue up 7% underlying

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "Following the very challenging start to the year due to external factors, Burberry achieved gradual improvement in trading as the quarter progressed. During the period, we continued to invest in our business through retail expansion, product development efforts and the upgrading of infrastructure in keeping with our long-range strategies. Burberry's results to date and the improving operating environment are consistent with management's expectations for the financial year."

Total revenues

Total revenues in the first quarter increased by 18% (22% at constant exchange rates), or 17% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Korea acquisition) compared to the same period last year.

Retail

Total retail sales increased by 33% (boosted by the Korea acquisition) and accounted for approximately 53% of total revenue in the quarter. On an underlying basis, retail sales increased by 21%, driven primarily by contributions from stores opened in 2002/03. Comparable store sales, which declined modestly over the first seven weeks of the period, benefited from a strong summer promotional period and recorded a marginal gain for the quarter as a whole. During the quarter, the US remained the best performing market. Europe continued to be soft, while non-Japan Asia markets exhibited signs of recovery. While work progressed on Burberry's retail expansion, including the

Milan store which is scheduled to open in September, no new stores were planned to open during the first quarter. Burberry remains on schedule to increase retail selling space by approximately 10% during the financial year.

Wholesale

As previously announced, Burberry anticipates high single digit wholesale sales growth for the Autumn/Winter 2003 season. In the first quarter, total wholesale sales increased by 5%. Underlying sales increased by 14%, partially as a result of the earlier shipments of autumn/winter product relative to the prior year. The majority of autumn/winter product shipments are concentrated in the second quarter of each financial year.

Licensing

Total licensing revenues in the quarter increased by 4%, 7% on an underlying basis. Royalties from the Japanese market reflected increases in certain royalty rates and single-digit volume gains. The volume gain is encouraging in light of the strong growth achieved in the comparable period last year and the lacklustre economic environment.

Burberry will provide a first half trading update on 14 October and release its interim results for the six months to 30 September 2003 on 18 November.

Enquiries:

Burberry

Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411

Brunswick

Susan Gilchrist	020 7404 5959
Charlotte Elston	020 7404 5959

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Certain statements made in this trading update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

82 5017



GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 277 4064
Fax 0161 277 4056
www.gusplc.com

Ref: PGC/15rns03

14 July 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	555353
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 11 July 2003 GUS plc received a notification dated 10 July 2003 from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam"), pursuant to Sections 198 to 208 of the Companies Act 1985, advising that clients of Putnam hold beneficial interests in 31,128,417 ordinary shares of 25p each in this Company. This holding represents 3.1% of the issued ordinary share capital of the Company at that date.

Exemption number 82-5017

GUS PLC
21 July 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 278,842 Ordinary shares of 25p each under the The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

GUS PLC
22 July 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 283,587 Ordinary shares of 25p each under the GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

News release



23 July 2003

82 5017

GUS plc
One Stanhope Gate
London W1K 1AF
Tel 020 7495 0070
Fax 020 7495 1567
www.gusplc.com

GUS plc
First Quarter Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"In a strong start to the year, our three main businesses have each achieved excellent sales growth. We believe that GUS is in good shape to continue to deliver growth going forward, although perhaps not at the rate of the first quarter."

Argos Retail Group

% change in sales year on year

Three months to 30 June 2003		
Argos[1]	- total	14
	- like-for-like	8
Four months to 30 June 2003		
Homebase	- total	5
	- like-for-like	3

1. Excludes Argos Additions

Argos
Against a background of weaker comparative sales growth in the same period last year, Argos increased sales by 14% in total in the first quarter, with new stores contributing 6% of this growth. Like-for-like sales increased by 8%. Consumer electronics, mobile phones and toys performed particularly strongly. Argos Direct, the delivery to home operation, grew sales by over 30% compared to the first quarter last year and accounted for 23% of sales (up from 20% in the comparative period). Gross margins at Argos were firm.

The Autumn/Winter 2003 catalogue will be launched on 26 July and will offer 12,700 lines - an increase of 1,300, or 12%, on the same catalogue last year. The trial of the Argos Extra catalogue, which will have over

Homebase
Sales at Homebase in the four months to 30 June 2003, its key trading period, grew by 5% in total, or 3% like-for-like, aided by strong performances from garden, kitchens and bathrooms. Gross margins were marginally down year on year. As part of Homebase's strategy to increase home furnishings sales, a range of new furniture and homewares lines and merchandising initiatives will be trialled in ten stores from September.

Experian

% change in sales year on year for the three months to 30 June 2003

	Total	Total at constant exchange rates
Experian North America	4	14
Experian International[1]	22	18
Global Experian	11	16

1. As previously announced, it is no longer appropriate to report sales separately for UK and Rest of World as Experian International serves more clients on a pan-European basis

Experian's worldwide sales increased by 16% at constant exchange rates, again showing double-digit growth in both North America and International. It continued to win new contracts in all major business areas.

Experian North America
In dollars, Experian North America grew sales by 14% in the first quarter.

Credit Information and Credit Solutions sales together increased very strongly. This was led by continuing high demand for credit profiles from the mortgage sector in a quarter where mortgage originations were exceptionally high. In the first quarter, Experian's direct-to-consumer business grew by 78% year on year, with the number of paid members reaching 1.6m, up from 0.9m a year ago. An additional three affiliate bureaux were purchased in the first quarter, bringing the total to 14.

Marketing Information and Marketing Solutions sales together were also ahead of the same period last year, against a background of continuing subdued demand in the direct marketing industry.

FARES, the real estate information joint venture, had another exceptionally good quarter, again driven by strong mortgage refinancing activity.

Experian International
Experian International, which accounts for approximately 40% of worldwide revenue, grew sales by 18% in the first quarter at constant exchange rates. The acquisitions of Nordic Info Group and of the outstanding interests in Scorex contributed 11% of this growth. Sales growth in the UK was particularly high in the quarter.

Excluding acquisitions, Credit Information and Credit Solutions sales together grew at double-digit rates (with strong performances in business information, account processing and decision solutions, including the new Experian-Scorex business). There was also double-digit sales growth in Marketing Information and Marketing Solutions. Outsourcing sales were below those of last year, affected by weakness in the French processing activities, which was partly caused by the anticipated end of a three-year contract with one client.

Experian International has recently acquired Yell Data, which provides access to more than 1.6m UK business records for targeted direct mailing and telemarketing campaigns. This small strategic acquisition will provide unique access to the most comprehensive business-to-business marketing information available in the UK and further strengthens Experian's existing business.

Burberry

Following the partial IPO of Burberry Group plc, GUS retains a 77% stake in Burberry. The following is an abridged version of Burberry's Trading Update released on 14 July 2003.

% change in sales year on year for the three months to 30 June 2003

Total	18
Total at constant exchange rates	22

Total sales in the first quarter increased by 18%, or by 17% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Korea acquisition in July 2002).

Total Retail sales increased by 33%, or by 21% on an underlying basis, driven primarily by contributions from stores opened in the last 12 months. Comparable store sales, which declined modestly over the first seven weeks of the period, recorded a marginal gain for the quarter as a whole.

As previously announced, Burberry anticipates high single digit wholesale sales growth for the Autumn/Winter 2003 season. In the first quarter, total Wholesale sales increased by 5%, or by 14% on an underlying basis.

Total Licensing revenue in the first quarter increased by 4%, or by 7% on an underlying basis. Royalties from the Japanese market reflected increases in certain royalty rates and single digit volume gains.

Future announcements

The First Half Trading Update will be on 15 October 2003. GUS will announce its interim results for the six months to 30 September 2003 on 20 November 2003.

Enquiries

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger		020 7251 3801
Rollo Head		

GUS announcements are available on its website www.gusplc.com. There will be a conference call to discuss this update at 3pm today, with a recording available later on the GUS website.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

Exemption number 82-5017

RNS Number:8840N
GUS PLC
23 July 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 283,687 Ordinary shares of 25p each under the GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

RNS Number:9333N
GUS PLC
24 July 2003

The issuer advises that the Additional Listing announcement released on 24 July, 2003 at 10:55hrs under RNS:9183N was released in error. The blocklisting should have been for 274,348 shares and not 274,384 shares. The announcement should read as follows:-

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 274,348 Ordinary shares of 25p each under the GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Ref: PGC/16rns03



24 July 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	259481
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

GUS plc has received notification of the following purchases of Ordinary shares of 25p each in the Company made today by directors at a price of £7.305257 per share:

Name of director	Number of Ordinary shares purchased	Number of Ordinary shares now held
Sir Victor Blank (see note 1)	15,000	213,000
Lord Harris of Peckham (see note 2)	2,500	37,200
Lady Patten of Wincanton	4,000	12,370
Frank Newman	2,500	5,000
Sir Alan Rudge	2,500	8,950
Oliver Stocken	4,000	26,231

Note 1. The number of Ordinary shares now held by Sir Victor Blank includes an unchanged non-beneficial interest of 3,000 Ordinary shares.
Note 2. The number of Ordinary shares now held by Lord Harris of Peckham includes an unchanged non-beneficial interest of 25,000 Ordinary shares.

Exemption number 82-5017

RNS Number:9650N
GUS PLC
25 July 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 270,635 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 67,658 shares to be issued under the GUS plc 1998 Approved Share Option Scheme and 202,977 shares to be issued under the GUS plc 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

RNS Number:0362O
GUS PLC
28 July 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 270,087 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 67,522 shares to be issued under the GUS plc 1998 Approved Share Option Scheme and 202,565 shares to be issued under the GUS plc 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

RNS Number:1946O
GUS PLC
31 July 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 274,066 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 68,517 shares to be issued under the 1998 Approved Share Option Scheme and 205,549 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

GUS PLC.
1 August 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 276,052 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 69,013 shares to be issued under the 1998 Approved Share Option Scheme and 207,039 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption number 82-5017

London, August 5, 2003 -- Burberry Group plc, the international luxury goods national luxury goods company, announced today that Michael Metcalf, Chief Operating and Financial Officer, has decided to stand down effective March 31, 2004. Mr Metcalf has held his current position at Burberry since August 1998. During this time, he has been closely involved in the transformation of the business as well as the Group's successful listing on the London Stock Exchange last July.

Rose Marie Bravo, Chief Executive of Burberry, said, "We will be sorry to see Mike go, but we respect both his decision and the thoughtfulness with which he is orchestrating his departure. In his 5-year tenure, Mike has made a very real contribution to Burberry, overseeing significant operational change as well as preparing the Group for last year's partial IPO." Ms. Bravo continued, "On behalf of the Board and everyone in the Company, I wish to extend our thanks to Mike and wish him every success in the future."

Mike Metcalf said, "I have had five extremely challenging and enjoyable years at Burberry, and am immensely proud of the progress that has been made by everyone in the Company. After careful reflection, I have come to the decision that now is a good time to look for new opportunities outside the Group."

Enquiries:

Brunswick
Susan Gilchrist / Michaela Hopkins 020 7404 5959

Note to editors:

Burberry is a distinctive luxury brand with international recognition and broad appeal. The total retail value of Burberry product - which includes product sold through Burberry's own stores, through leading and prestige department stores and specialty retailers, and via licensing partners - is approximately £2 billion.

The Group has a clear strategy of growth through its focus on expanding in selected products, channels and geographies. Since the arrival of a new management team, starting in 1997, the Burberry brand has been successfully repositioned in line with its luxury heritage.

As a result of this strategy, total revenues for the 12 months to 31 March 2003 grew by 19% to £593.6 million, and operating profit before goodwill increased by 29% to £116.7 million. In the three months to 30 June 2003, total revenues increased by 18%.

82 5017

GUS

Ref: PGC/klf

8 August 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

SEC MAIL RECEIVED AUG 25 2003 WASH, D.C.

Dear Sir

Block Listing Returns

I attach 13 Block Listing returns in respect of schemes where there is a nil balance remaining and should be grateful if you would arrange for the release of these on the Regulatory News Service under the various numbers indicated. A copy of this letter is also being sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	963609

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 22 JUNE 2001 RE 300,000 SHARES))
3.	Period of return:	From 23.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	21,834 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	21,834 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 184089

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 27 JUNE 2003 RE 307,692 SHARES))
3.	Period of return:	From 27.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	307,692 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	307,692 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:

Name: PAUL COOPER

Telephone: 0161-277-4064

Address:
UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	888217

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 1 JULY 2003 RE 298,396 SHARES))
3.	Period of return:	From 01.07.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	298,396 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	298,396 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 592345

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 5 DECEMBER 2002 RE 347,826 SHARES))
3.	Period of return:	From 05.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	177,952 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	177,952 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:

Name: PAUL COOPER

Telephone: 0161-277-4064

Address:
UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	265015

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 5 JUNE 2003 RE 308,404 SHARES))
3.	Period of return:	From 05.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	308,404 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	308,404 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	664512

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 6 JUNE 2003 RE 314,218 SHARES))
3.	Period of return:	From 06.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	314,218 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	314,218 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 093300

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 9 JUNE 2003 RE 315,955 SHARES))
3.	Period of return:	From 09.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	315,955 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	315,955 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 237445

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 12 JUNE 2003 RE 308,404 SHARES))
3.	Period of return:	From 12.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	308,404 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	308,404 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	930687

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 13 JUNE 2003 RE 307,692 SHARES))
3.	Period of return:	From 13.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	307,692 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	307,692 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 804194

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 16 JUNE 2003 RE 294,117 SHARES))
3.	Period of return:	From 16.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	294,117 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	294,117 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:

Name: PAUL COOPER

Telephone: 0161-277-4064

Address:
UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN



To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	016871

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 20 JUNE 2003 RE 293,255 SHARES))
3.	Period of return:	From 20.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	293,255 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	293,255 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 183208

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 23 JUNE 2003 RE 299,850 SHARES))
3.	Period of return:	From 23.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	299,850 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	299,850 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 997336

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 25 JUNE 2003 RE 303,951 SHARES))
3.	Period of return:	From 25.06.03 to 06.08.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	303,951 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	303,951 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,011,014,008 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: